

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 15, 2007

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

      Re: Exxon Mobil Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed February 28, 2006
              File No. 1-02256

Dear Mr. Humphreys:

      We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

                        Sincerely,

                        Jill S. Davis
                        Branch Chief